SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Merisel, Inc.

(Name of Issuer)

Common Stock – $.01 Par Value

(Title of Class of Securities)

589849 10 8

(CUSIP Number)

Samuel A. Flax

Executive Vice President

American Capital Strategies, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, MD 20814

(301) 951-6122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589849 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Capital Strategies, Ltd. 52-1451377
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,590,893[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,590,893[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,590,893[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 68.5%
14.	Type of Reporting Person (See Instructions) IV

[1]	Includes 1,590,893 shares of common stock into which the convertible preferred stock beneficially owned by the Stockholder is convertible within 60 days of April 4, 2008.

CUSIP No. 589849 10 8

1.	Names of Reporting Persons. TU Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,590,893[2]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,590,893[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,590,893[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 68.5%
14.	Type of Reporting Person (See Instructions) OO

[2]	Includes 1,590,893 shares of common stock into which the convertible preferred stock beneficially owned by the Stockholder is convertible within 60 days of April 4, 2008.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01, of Merisel, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 127 W. 30th St., 5th Floor, New York, NY 10001.

Item 2.	Identity and Background

This Schedule 13D is being filed by and on behalf of TU Holdings, Inc., a corporation formed under the laws of the state of Delaware (“Holdings”) and American Capital Strategies, Ltd. (“American Capital”), a corporation formed under the laws of the state of Delaware. The principal executive offices of Holdings and American Capital are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

The principal business of Holdings is to enter into an agreement and plan of merger to acquire all of the common stock of the Issuer. American Capital is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. American Capital primarily provides investment capital to middle market companies.

Certain information with respect to the directors and executive officers of Holdings and American Capital is set forth on Exhibit 7.3 filed herewith, including each such person’s business address, present principal occupation or employment, citizenship and other information. Holdings and American Capital are sometimes referred to herein as the “reporting persons.” Information in this Schedule 13D with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person.

None of the persons or entities referred to in this Item 2 nor, to the best of his or her knowledge, any director, executive officer or controlling person of American Capital has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Holdings and American Capital may be deemed to have acquired beneficial ownership of 5,000,000 shares of the common stock of the Issuer (“Company Common Stock”) (plus an additional 1,590,893 shares of Company Common Stock that would be held by the Stockholder, as defined below, if it converted its shares of convertible preferred stock) pursuant to a Voting, Support and Redemption Agreement, dated as of March 28, 2008 (the “Voting Agreement”), between Holdings, the Issuer, Stonington Capital Appreciation 1994 Fund, L.P. (“Stonington”), and Phoenix Acquisition Company II, L.L.C. (“Phoenix” and, together with Stonington, the “Stockholder”). Subject to the terms of the Voting Agreement, the Stockholder agreed to vote in favor of the Merger (as defined in Item 4 below) and to vote against competing transactions unless the Merger Agreement (as defined in Item 4 below) is terminated. In addition, the Stockholder granted an irrevocable proxy to Holdings and its representatives to vote the shares of capital stock of the Issuer held by the Stockholder in the manner described above. The provisions of the Voting Agreement apply to all shares of Company Common Stock held by the Stockholder. Stonington and Phoenix disclosed in the Voting Agreement that they hold 5,000,000 shares of Company Common Stock, which represents approximately 60% of the issued and outstanding Company Common Stock. The Voting Agreement was entered into in consideration of the execution and delivery of the Merger Agreement and Holdings did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is incorporated herein by reference to Exhibit 7.2 hereto.

Item 4.	Purpose of Transaction

(a) - (j) On March 28, 2008, Holdings, TU Merger, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Company Common Stock, other than shares held in treasury or held by Holdings or any direct or indirect wholly owned subsidiary of Holdings, by the Issuer or by stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be converted into the right to receive $5.75 in cash and each outstanding option to purchase a share of Common Stock will be entitled to receive the difference between the exercise price of the option and $5.75. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the stockholders of the Issuer. The shares held by the Stockholder represent more than a majority of outstanding shares of Company Common Stock.

Pursuant to the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Surviving Corporation. In addition, at the effective time of the Merger, the certificate of incorporation of the Surviving Corporation will be amended and restated at the effective time of the Merger to conform to an exhibit attached to the Merger Agreement and the bylaws of Merger Sub at the effective time of the Merger will become the bylaws of the Surviving Corporation. If the Merger is consummated, the Common Stock will be deregistered under Section 12(g)(4) of the Exchange Act.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference to Exhibit 7.1 hereto.

The information set forth under Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The responses of Holdings and American Capital with respect to Rows 11, 12 and 13 of the cover pages to this Schedule 13D that relate to the aggregate number and percentage of Company Common Stock are incorporated herein by reference. The responses of Holdings and American Capital with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Company Common Stock as to which Holdings or American Capital has sole power to vote or to direct the vote, shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Holdings or American Capital may be deemed to have shared power to vote such shares of Company Common Stock with respect to the limited matters described in Item 3 above. Holdings and American Capital disclaim any beneficial ownership of the shares of the Common Stock that are covered by the Voting Agreement.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Common Stock that were effected during the past sixty days by Holdings and American Capital.

(d) Other than with respect to the rights described in Item 3 above, neither Holdings nor American Capital possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3 and 4 of this Schedule 13D is incorporated by reference in this Item 6.

Except as described in this Schedule 13D or the Exhibits hereto, no reporting person nor, to the best knowledge of the reporting persons, the other persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
7.1	Agreement and Plan of Merger

7.2	Voting, Support and Redemption Agreement

7.3	Directors and Executive Officers of American Capital Strategies, Ltd. and TU Holdings, Inc.

7.4	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2008

AMERICAN CAPITAL STRATEGIES, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

TU HOLDINGS, INC.

By:	/s/ Dean Anderson
Name:	Dean Anderson
Title:	President